Exhibit 3.1.2
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MOBIA MEDICAL, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware
Mobia Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.    The Board of Directors of the Corporation duly adopted resolutions at a meeting recommending and declaring advisable that the Amended and Restated Certificate of Incorporation of the Corporation be amended and that such amendments be submitted to the stockholders of the Corporation for their consideration, as follows:
RESOLVED, that the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:
“Effective upon the time of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amendment Filing Time”), a one-for-3.483 reverse split of Common Stock (as defined below) shall become effective, pursuant to which each 3.483 shares of Common Stock outstanding and held of record by any stockholder of the Corporation (including treasury shares) immediately prior to the Amendment Filing Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Amendment Filing Time and shall represent one share of Common Stock from and after the Amendment Filing Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock (as defined below) following the Reverse Stock Split shall remain at $0.01 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, any holder who would otherwise be entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split shall have such fractional share rounded down to the nearest whole share, and the Corporation shall pay to such holder, upon surrender of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Amendment Filing Time, a cash payment (without interest) equal to such fraction to which such holder would otherwise be entitled multiplied by the fair market value per share of the Common Stock as determined in good faith by the Board of Directors of the Corporation. Concurrently with the effectiveness of the Reverse Stock Split, the conversion price applicable to each outstanding share of each series of Preferred Stock shall be proportionately increased (i.e., multiplied by the reverse stock split ratio) in accordance with Section 4.5 of Part B of this Article IV, such that the number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be correspondingly decreased in proportion to the Reverse Stock Split.
Each stock certificate that, immediately prior to the Amendment Filing Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Amendment Filing Time shall, from and after the Amendment Filing Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Amendment Filing Time into which the shares formerly represented by such certificate have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Amendment Filing Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Amendment Filing Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Amendment Filing Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified and combined; and provided, further, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Amendment Filing Time formerly represented by a certificate that the holder is at the time surrendering and (ii) the aggregate number of whole shares of Common Stock after the Amendment Filing Time into which such shares of Common Stock formerly represented by such certificate shall have been reclassified and combined, with any resulting fractional share being rounded down to the nearest whole share.
The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,017,174,403 shares divided into the following: (i) 950,000,000 shares of Common Stock, $0.01 par value per share (the “Common Stock”), and (ii) 67,174,403 shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”). The Preferred Stock may be divided into and issued in one or more series. The Board of Directors is hereby vested with authority to establish and designate such series from time to time, and within the limitations prescribed by law or set forth herein, to fix and determine the preferences, limitations and relative rights of the shares of any series so established.”
RESOLVED, that Section 5.1 of Part B of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:
“5.1    Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $18.3324 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000,000 of gross proceeds to the Corporation, before deductions of underwriting discounts, commissions and expenses, (b) the date and time, or the occurrence of an event, specified by vote or written consent of (x) the Requisite Majority, and (y) the Requisite Series F Holders, each voting exclusively and as a separate class or (c) immediately prior to the closing of the Corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to the Corporation’s Registration Statement on Form S-1 (Reg. No. 333-295160) (the time of or immediately prior to any such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.”
2. The stockholders of the Corporation duly approved such amendments by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.
3. Such amendments have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
* * *

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on May 1, 2026.

By: /s/ Richard Foust
Name: Richard Foust
Title: Chief Executive Officer